UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     McCarthy Grenache, Inc.
          (Name of Small Business Issuer in its charter)


Nevada                                   88-0381949
(State or other jurisdiction of         (I.R.S. employer
incorporation or organization)          identification
                                            number)


3651 Lindell Road, First Floor
Suite A, Las Vegas, Nevada                       89103
(Address of principal executive offices)        (Zip Code)

Issuer's Telephone Number:      (702) 873-7404

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

                        TABLE OF CONTENTS

                                                  Page No.

Part I
     Item 1.  Description of Business                 3
     Item 2.  Management's Discussion and Analysis    5
     Item 3.  Description of Property                10
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management       10
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons          10
     Item 6.  Executive Compensation                 11
     Item 7.  Certain Relationships and Related
              Transactions                           11
     Item 8.  Description of Securities              11

Part II
     Item 1.  Market for Common Equity and Related
              Stockholder Matters                    11
     Item 2.  Legal Proceedings                      12
     Item 3.  Changes In and Disagreements with
              Accountants                            12
     Item 4.  Recent Sales of Unregistered
              Securities                             13
     Item 5.  Indemnification of Directors and
              Officers                               13

Part F/S                                             14

          Part III
     Item 1.  Index to Exhibits                      40
     Item 2.  Description of Exhibits                40

Signatures                                           40

                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

     McCarthy Grenache, Inc., (the "Issuer" or "Company") was incorporated under the laws of the State of Nevada on December 19, 1997, as McCarthy Grenache, Inc. McCarthy Grenache, Inc., was initially wholly owned by Gregorian Surgical Instruments, Inc. ("Gregorian"). Gregorian, a corporation formed under the laws of the Province of British Columbia, Canada in November of 1995, was the predecessor parent company. In December of 1997, the shareholders of Gregorian exchanged all the shares of Gregorian on a one for one basis for shares of Common Stock of the Company and the resulting successor corporation is McCarthy Grenache, Inc. The Company has no subsidiaries and no affiliated companies.

Business of Issuer
------------------

     The Company is engaged in the development of a principally wholesale medical supplies, surgical instruments, and equipment supply service. Since its inception, the Company's main activity has been organizational.

     The Company will lease a suitable office warehouse and will wholesale products directly to retailers, medical and nursing home facilities through mail order, Internet order and advertising in the press and various other media. The Company anticipates being able to broker orders through utilizing attainable contacts within the medical supplies industry and matching vendors with end-users via wholesaling.

     The Company's competition varies among its business lines. Competition in these products and services is primarily centered on styling, quality, price, brand recognition and service with an emphasis on the latter. In order for the Company to be competitive in these marketplaces, the Company must effectively maintain and promote the quality of its services and its products among consumers and establish strong marketing relationships with manufacturers and distributors of products which enhance that quality image. While the Company believes that it will compete effectively, the Company competes with a number of manufacturers and marketers of medical supplies and equipment which have substantially greater resources than the Company and many of which have well-recognized brand name contracts and broader and more established distribution networks. The Company anticipates being able to utilize its smaller size to attract those seeking more personalized service and to maintain its ability to adapt with technological changes over the Internet and in the marketplace. Further, the Company expects to utilize the Internet to further attract customers via various search engines upon completion of various web pages.

Planned Business
----------------

     The Company plans to market and promote its wholesale medical supplies starting in Nevada. The Company's slated start date for its Internet site is November 1999. Since public interest in health is at an all time high and growing, our presence on the Internet, along with increased information on the Internet, and the aging of the baby boom generation, should result in the development of a vastly improved medical supply industry. Many items such as wheelchairs, walkers, and mobility equipment for the aged and infirm are automatically approved by most medical insurance programs. There is a shortage of ambulatory equipment in the United States today due to the increasing age of the population.

Website and E-Commerce
----------------------

     The Company is in the process of developing an Internet
Website located on the World Wide Web at www.mccarthymedical.com.
The Website is in the process of being constructed. The Company anticipates that the Website, once it is constructed, will promote the Company's medical supplies and equipment.

Marketing
---------

     The Company intends to acquire and market the best in medical supplies and equipment for the aged direct to the retailers from the manufacturers. The Company intends to rely on a marketing team and for the prospects of e-commerce to implement the Company's marketing objectives. The Company also intends to utilize direct mailing, and e-mail to solicit manufacturers and retailers.

     The Company's marketing and licensing strategy is to (i) establish and expand the sales of the Company's products; (ii) selectively establish licensed product lines to be marketed and promoted on the Company's offline developed website; (iii) expand the number of representatives; and, (iv) acquire or establish relationships with major manufacturers businesses, companies, properties or technologies.

     The Company will purchase most of its inventory from existing manufacturers principally in North America and Asia. To date, no contracts have been executed and the Company does not anticipate entering into any contracts due to lack of funding.
Upon funding, letters of credit may be sought.

     The need for medical supplies increases with the increase in the population and the age of the population. The Company does not anticipate being dependent on one major or a few major customers. The business will supply to large nursing facilities and hospitals as well as to major drug store chains and emergency clinics. Also, the proliferation of the web pages throughout various search engines should advance the Company throughout the Internet to numerous sales.

     As of the date of this Registration Statement, the Company has two part time employees, neither of whom have entered into an employment arrangement with the Company. The Company has no collective bargaining agreements covering any of its employees, has not experienced any material labor disruption and is unaware of any efforts or plans to organize its employees. The Company considers relations with its employees to be good.

     Other than the development of its website, the Company has no intellectual property rights.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements
--------------------------

     This Registration Statement on Form 10-SB contains forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995, which safe harbor does not apply to statements made in connection with an initial public offering. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the ability to obtain medical supply contracts and the funding of the Company and other costs associated with the Company's marketing strategies; those risks associated with the Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company, to raise the funds necessary to operate, and develop, business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to chances in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements.
In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur. The Company does not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances and other factors discussed elsewhere in this report and the documents filed by the Company with the Securities and Exchange Commission. The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

     The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.

PLAN OF OPERATION

     The Company is organizing to wholesale medical supplies, surgical instruments and equipment specializing in ambulatory aids for the aged. Additional funding through private placement will be necessary to enable the Company to lease a suitable office warehouse facility in Las Vegas and to enable the Company to complete its Web Page and to secure contracts with suppliers and users.

Revenue
-------

     The Company has not received revenues from operations during the two-year period preceding the filing of this form. The
Company has not yet achieved any revenue from operations to date.
Since the Company is still in the development stage its expenses were nominal.

Liquidity
---------

     The Company will have to raise additional capital in the next twelve months. As of December 31, 1998, the Company had nominal working capital and results. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon proceeds from the sale of the Company's common and/or preferred stock and possible cash flow from operations. Historically, revenues from existing operations have not been adequate to fund the operations of the Company. If the Company is unable to obtain adequate funds from the sale of its stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to postpone any additional acquisitions or the Company's ability to obtain Letters of Credit. The Company, under such circumstances, would resort to using cash flow for internal growth.

     While the Company has raised capital to meet its working capital and financing needs, additional financing is required in order to complete the planned improvements necessary to the Company's acquisitions. The Company is seeking financing, in the form of equity and debt in order to make the necessary improvements and provide working capital. There are no assurances the Company will be successful in raising the funds required.

     The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

     The plan of the Company is to raise more financing as soon as the Company's shares are approved for trading to enable the Company to enter into purchase and supply contracts. An overall budget of $750,000 for the first year should achieve the Company's goals. The Company does not anticipate that there will be a need to increase the number of employees over the next twelve months.

Potential Uncertainties
-----------------------

     Although substantially all of the Company's retailer supply contracts, when negotiated and executed, will be denominated in United States dollars, fluctuations in the value of foreign currencies relative to the United States dollar could impact the Company's results of operations if products are imported from foreign manufacturers of equipment.

     As the Company expects eventually to obtain equipment from overseas manufacturers and such expenditures are generated in foreign currencies, fluctuations in the value of currencies relative to the United States dollar could adversely affect the Company's profitability. Royalty payments paid by the Company relating to foreign licensing arrangements will be converted to U.S. dollars based on the exchange rate at the time of payment.

Year 2000 Compliance
--------------------

     BACKGROUND. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather then 2000. These problems are widely expected to increase in frequency and severity as the year "2000" approaches and are commonly referred to as the "Millennium Bug," or "Year 2000 Problem."

     ASSESSMENT. The Year 2000 Problem could affect computers, software and other equipment used, operated or maintained by the Company. Accordingly, the Company is reviewing its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The Company presently believes that its computer systems will be Year 2000 complaint in a timely manner. However, while the estimated cost of these efforts is not expected to be material to the Company's financial position or any year's results of operations, there can be no assurance as to this effect.

     INTERNAL INFRASTRUCTURE. The Company believes that it has reviewed and assessed all of the major computers, software applications, and related equipment used in connection with its internal operations that would potentially require modification, upgrade, or replacement to minimize the possibility of a material disruption to its business. The Company's internal review of such systems did not identify any material Year 2000 Problem. If the Company had identified an exposure to the "Year 2000 Problem," Management currently estimates the total cost of internal reprogramming of its software products and the upgrading of purchased hardware and software would not be material. While this is management's best current estimate, items outside management's control relating to the "Year 2000 Problem" may impact the Company. The Company estimates the total cost to the Company of completing any required modifications, upgrades, or replacements of these internal systems would not have a material adverse effect on the Company's business or results of operations.

     SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operations of office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, and other common devices may be affected by the Year 2000 Problem.

     DISCLAIMER. The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The Company's Y2K compliance status and the level of incremental costs associated therewith, if any, could be adversely impacted by, among other things, the availability and cost of programming, testing resources, vendors' abilities to modify proprietary software, and unanticipated problems identified in ongoing internal compliance reviews.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company's principal executive and administrative offices are located in Nevada at 3651 Lindell Road, Suite A, Las Vegas NV 89103 in leased premises under an agreement for a term scheduled to expire June 1, 2000. The Company is obligated to pay $1,200 in rent per year on a shared office basis for economic reasons until the Company has adequate financing to develop its business. The Company considers its executive and administrative offices to be adequate and suitable for its current needs. The Company does not own or lease any other real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     As of September 30, 1999, the Company's sole officer and director did not own any securities or the right to acquire any securities of the Company. Further, as of September 30, 1999, management of the Company is not aware of any person or group who owns 5% or more of the securities of the Company.

CHANGES IN CONTROL

     The Company has no arrangements which might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

     The following table sets forth the sole director and executive officer of the Company, his age, and all positions held with the Company.

Name                       Age     Positions
---------------------------------------------------------------

Sean McCarthy              46      President, Secretary,
                                   Treasurer and Sole Director

     Mr. McCarthy has been the President, Sole Officer and Director of the Company since its inception in December 1997. Mr. McCarthy has been involved in the medical supplies and equipment business for the past eleven years. He has worked supplying and servicing medical equipment to principal hospitals and nursing homes in Toronto, Vancouver, and later in Nevada.
Mr. McCarthy realizes the service need for good ambulatory equipment and the profit potential in this rapidly growing business. From March of 1993 to December of 1997, Mr. McCarthy was the sole proprietor of SM Medical Company in Toronto, Ontario and then later in Vancouver, British Columbia.

ITEM 6. EXECUTIVE COMPENSATION

     There has been no executive compensation in any form to date due to the lack of working capital in the company.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or is proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its sole executive officer and director. There have been no transactions which have benefitted or will benefit its sole executive officer and director either directly or indirectly.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

     The Company has 25,000,000 authorized shares of Common Stock, $.001 par value per share, of which 5,122,000 shares were issued and outstanding as of September 30, 1999. Holders of the Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Holders of the Common Stock are not entitled to cumulative voting. The Common Stock has no redemption, preemptive or sinking fund rights.

                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company is voluntarily filing this Registration
Statement on Form 10-SB to obtain listing on the OTC Bulletin
Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 4,982,000 shares of common stock which were issued in December of 1997, 60,000 shares of common stock which were issued in February of 1998 and 80,000 shares of common stock which were issued in September of 1999 which may be sold in reliance upon Rule 144 of the Securities Act of 1933.

STOCKHOLDERS

     The are approximately 49 shareholders of record for the Company's common stock.

DIVIDENDS

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in accountants or disagreements on accounting and financial disclosure matters.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In December 1997, the Company issued 4,942,000 shares of Common Stock in connection with the reorganization and exchange of shares only with the shareholders of Gregorian, the predecessor company, on a share for share basis with no cash or other consideration, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

     In December 1997, the Company issued 40,000 shares of Common
Stock for cash proceeds of $4,000 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

     In February 1998, the Company issued 60,000 shares of Common
Stock for cash proceeds of $6,000 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

     In September 1999, the Company issued 80,000 shares of
Common Stock for cash proceeds of $20,000 in a private transaction, pursuant to an exemption from registration under
Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION 0F DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

     In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.

                            PART F/S

Financial Statements
--------------------

The following financial statements are filed in this Part F/S of this Form 10-SB:

1.  Audited Financial Statements for the nine-months ended
    September 30, 1999.
2.  Audited Financial Statements for the year ended
    December 31, 1998.
3.  Audited Financial Statements for the year ended
    December 31, 1997.

                    MCCARTHY GRENACHE, INC.

                 (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS

                       September 30, 1999

                        TABLE OF CONTENTS



                                                    Page Number

ACCOUNTANT'S REPORT........................................  1

FINANCIAL STATEMENT:

      Balance Sheet........................................  2

      Statement of Operations and Deficit
      Accumulated During the Development Stage.............  3

      Statement of Change in Stockholders' Equity..........  4

      Statement of cash Flows..............................  5

      Notes to the Financial Statements....................  6-7

DAVID E. COFFEY 3651 Lindell Rd. - Suite A Las Vegas. NV 89103
CERTIFIED PUBLIC ACCOUNTANT  (702) 871-3979



To the Board of Directors and Stockholders of McCarthy Grenache, Inc.
Las Vegas, Nevada


     I have audited the accompanying balance sheet of McCarthy Grenache, Inc. (a development stage company) as of September 30, 1999 and December 31, 1998 and the related statement of operations, cash flows and changes in stockholders' equity for the period from December 19, 1997 (date of inception) to September 30, 1999. These financial statements are the responsibility of McCarthy Grenache, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

     In my opinion, the accompanying financial statement present fairly, in all material respects, the financial position of McCarthy Grenache, Inc. as of September 30, 1999 and the results of operations, cash flows and changes in stockholders' equity for the period then ended as well as the cumulative period from December 19, 1997 in conformity with generally accepted accounting principles.

/s/ DAVID E. COFFEY
David E. Coffey, C.P. A.
October 22, 1999

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS


ASSETS
                                                    Sept 30,      Dec. 31,
                                                      1999           1998
                                                    -------       ---------

Cash                                              $   20,065      $   1,417
Organizational costs less accumulated
   amortization                                          260            320
                                                  ----------      ---------
   Total Assets                                   $   20,325      $   1,737
                                                  ==========      =========


LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                                  $      400      $     400
                                                  ----------      ---------

   Total Liabilities                                     400            400



Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.001 par value, issued and outstanding
   5,122,000 shares and 5,042,000 respectfully         5,122          5,042
   Paid-in capital                                    26,820          6,900
   Deficit accumulated during
   the development stage                             (12,017)       (10,605)
                                                  ----------      ---------
   Total Stockholders' Equity                         19,925          1,337



   Total Liabilities and Stockholders' Equity     $   20,325      $   1,737
                                                  ==========      =========



The accompanying notes are an integral part of these financial statements.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE PERIOD ENDED September 30, 1999
(With Cumulative Figures From Inception)

                                                                Inception
                                         Period ended          Dec. 19, 1997
                                       Sept. 30,  1999           To Date
                                      ------------------     -----------------

Sales                                       $         0          $         0

Expenses
 Amortization                                        60                  140
 Office expenses                                    852                1,335
 Rent                                               500                5,600
 Loss on liquidation of subsidiary                    0                4,942
                                            -----------          -----------
Total expenses                                    1,412               12,017

Net loss                                         (1,412)         $   (12,017)
                                                                 ===========

Deficit accumulated,
beginning of year                               (10,605)
                                            -----------

Deficit accumulated during
the development stage                       $   (12,017)
                                            ===========


Earnings (loss) per share
   assuming dilution:
Net loss per share                          $      (.00)        $       (.00)
                                            ===========          ===========

Weighted average shares outstanding           5,050,888            5,040,182
                                            ===========          ===========



The accompanying notes are an integral part of these financial statements.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM December 19, 1997 (Date of Inception)
To September 30, 1999


                                                      Additional
                          Common                      Paid-in
                          Shares      Amount          Capital           Total
                         -------      ------          -------           -----
Balance,
December 19, 1997            ---     $    --         $      --       $    ---


Issuance of common
stock for cash
December of 1997          40,000          40             3,960          4,000

Issuance of common
stock for stock        4,942,000       4,942                 0          4,942
Less net loss                  0           0                 0         (4,942)
                        --------     -------         ---------        -------

Balance,
December 31, 1997      4,982,000       4,982             3,960          4,000

Issuance of common
stock for cash
February of 1998          60,000          60             5,940          6,000
Less offering costs            0           0            (3,000)        (3,000)
Less net loss                  0           0                 0         (5,663)
                        --------     -------         ---------        -------

Balance,
December 31, 1998      5,042,000       5,042             6,900          1,337

Issuance of common
stock for cash
September of 1999         80,000          80            19,920         20,000
Less net loss                  0           0                 0         (1,412)
                        --------     -------         ---------        -------

Balance,
September 30, 1999     5,122,000     $ 5,122         $ 26,820        $ 19,925
                        ========     =======         =========        =======

The accompanying notes are an integral part of these financial statements.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED September 30, 1999
(with Cumulative Figures from Inception)

                                                                                  Inception
                                                         Period Ended          Dec. 19, 1997
                                                         Sept. 30, 1999            To Date
                                                         -----------------  ---------------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net loss                                                      $    (1,412)         $    (12,017)
Non-cash expenses included in net loss
     Amortization                                                      60                   140
     Liquidation of subsidiary                                          0                 4,942
     Increase in accounts payable                                       0                   400
                                                              -----------          ------------
   NET CASH PROVIDED BY
   OPERATING ACTIVITIES                                            (1,352)               (6,535)

CASH FLOWS USED BY INVESTING ACTIVITIES
    Organizational costs                                                0                   400
                                                              -----------          ------------

    NET CASH USED BY
    INVESTING ACTIVITIES                                                0                   400

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                                80                   180
   Paid-in capital                                                 19,920                29,820
   Less offering costs                                                  0                (3,000)
                                                              -----------          ------------

   NET CASH PROVIDED BY
   FINANCING ACTIVITIES                                            20,000                27,000
                                                              -----------          ------------

   NET INCREASE IN CASH                                            18,648          $     20,065
                                                                                   ============

CASH AT BEGINNING OF PERIOD                                         1,417
                                                              -----------

   CASH AT END OF PERIOD                                      $    20,065
                                                              ===========

Supplemental disclosure of cash flow information:
   Issuance of 4,942,000 shares of common stock in
   exchange for common stock in the parent                                         $      4,942
                                                                                   ============

The accompanying notes are an integral part of these financial statements.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
September 30, 1999

NOTE A     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           The Company was incorporated on December 19, 1997 under the laws of the state of Nevada. The business purpose of the Company is to wholesale medical supplies.

           The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B     STOCK OFFERING

           The Company completed in December of 1997 a stock offering. The offering consisted of selling 40,000 shares of its common stock for $4,000 or $.10 per share. In February of 1998 the Company sold an additional 60,000 shares of its common stock for $6,000 or $.10 per share and completed another stock offering in September of 1999 in which the Company sold 80,000 shares of its common stock for $20,000 or $.25 per share.

NOTE C     RELATED PARTY TRANSACTIONS - STOCK EXCHANGE

           In December of 1997, the Company was formed by Gregorian Surgical Instruments, Inc. Therefore, McCarthy Grenache, Inc. was its wholly owned subsidiary. On December 26, 1997, the stockholders of Gregorian Surgical Instruments, Inc.. approved an exchange of all of the outstanding stock in Gregorian Surgical Instruments, Inc. for stock in McCarthy Grenache, Inc. on a share for share basis. At the time of the exchange there were 4,942,000 shares of stock outstanding of Gregorian Surgical Instruments, Inc. for which the stockholders received 4,942,000 shares of stock in McCarthy Grenache, Inc. There were no tangible assets of Gregorian Surgical Instruments, Inc. The excess of the par value of the common stock over the assets acquired of the Gregorian Surgical Instruments, Inc. was $4,942. This transaction has been accounted for as a reverse merger.

           Upon completion of the stock exchange, Gregorian Surgical Instruments, Inc. became a wholly owned subsidiary of McCarthy Grenache, Inc. and the board of directors of Gregorian Surgical Instruments, Inc. approved the dissolution and liquidation of Gregorian Surgical Instruments, Inc. in December of 1997.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
September 30, 1999


NOTE D     EARNINGS (LOSS) PER SHARE

           Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilitive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

                    MCCARTHY GRENACHE, INC.

                 (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS

                       December 31, 1998

                        TABLE OF CONTENTS



                                                    Page Number

ACCOUNTANT'S REPORT........................................  1

FINANCIAL STATEMENT:

      Balance Sheet........................................  2

      Statement of Operations and Deficit
      Accumulated During the Development Stage.............  3

      Statement of Changes in Stockholders' Equity.........  4

      Statement of cash Flows..............................  5

      Notes to the Financial Statements....................  6

DAVID E. COFFEY 3651 Lindell Rd. - Suite A Las Vegas. NV 89103
CERTIFIED PUBLIC ACCOUNTANT  (702) 871-3979



To the Board of Directors and Stockholders of McCarthy Grenache, Inc.
Las Vegas, Nevada


     I have audited the accompanying balance sheet of McCarthy Grenache, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from December 19, 1997 (date of inception) to December 31, 1998. These financial statements are the responsibility of McCarthy Grenache, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of McCarthy Grenache, Inc. as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted accounting principles.

/s/ DAVID E. COFFEY
David E. Coffey, C.P. A.
February 11, 1999

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998


ASSETS

Cash                                                             $   1,417
Organizational costs less accumulated
   amortization of $80                                                 320
                                                                 ---------
   Total Assets                                                  $   1,737
                                                                 =========


LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                                                 $     400
                                                                 ---------

   Total Liabilities                                                   400



Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.001 par value, issued and outstanding
   5,042,000 shares                                                  5,042
   Paid-in capital                                                   6,900
   Deficit accumulated during
   the development stage                                           (10,605)
                                                                 ---------
   Total Stockholders' Equity                                        1,337



   Total Liabilities and Stockholders' Equity                    $   1,737
                                                                 =========


The accompanying notes are an integral part of these financial statements.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE PERIOD ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                                Inception
                                           Year ended         Dec. 19, 1997
                                         Dec. 31, 1998           To Date
                                      ------------------    -----------------

Sales                                       $         0         $         0

Expenses
 Amortization                                        80                  80
 Office expenses                                    483                 483
 Rent                                             5,100               5,100
 Loss on liquidation of subsidiary                    0               4,942
                                            -----------         -----------
Total expenses                                    5,663              10,605

Net loss                                              0         $   (10,605)
                                                                ===========

Deficit accumulated,
beginning of year                                (4,942)
                                            -----------

Deficit accumulated during
the development stage                       $   (10,605)
                                            ===========


The accompanying notes are an integral part of these financial statements.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM December 19, 1997 (Date of Inception)
To December 31, 1998


                                                      Additional
                          Common                      Paid-in
                          Shares      Amount          Capital          Total
                         -------      ------          -------          -----
Balance,
December 19, 1997            ---     $    --         $      --      $    ---


Issuance of common
stock for cash            40,000          40             3,960         4,000

Issuance of common
stock for stock        4,942,000       4,942                 0         4,942
Less net loss                  0           0                 0        (4,942)
                        --------     -------         ---------       -------

Balance,
December 31, 1997      4,982,000       4,982             3,960         4,000

Issuance of common
stock for cash            60,000          60             5,940         6,000
Less offering costs            0           0            (3,000)       (3,000)
Less net loss                  0           0                 0        (5,663)
                        --------     -------         ---------       -------

Balance,
December 31, 1998      5,042,000     $ 5,042         $   6,900      $  1,337
                        ========     =======         =========       =======

The accompanying notes are an integral part of these financial statements.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 1998
(with Cumulative Figures from Inception)

                                                                                 Inception
                                                         Year Ended            Dec. 19, 1997
                                                         Dec. 31, 1998             To Date
                                                        -----------------  ---------------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net loss                                                      $   (5,663)         $    (10,605)
Non-cash expenses included in net loss
     Amortization                                                     80                    80
     Liquidation of subsidiary                                         0                 4,942
     Increase in accounts payable                                      0                   400
                                                             -----------          ------------
   NET CASH PROVIDED BY
   OPERATING ACTIVITIES                                           (5,583)               (5,183)

CASH FLOWS USED BY INVESTING ACTIVITIES
    Organizational costs                                               0                   400
                                                             -----------          ------------

    NET CASH USED BY
    INVESTING ACTIVITIES                                               0                   400

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                               60                   100
   Paid-in capital                                                 5,940                 9,900
   Less offering costs                                            (3,000)               (3,000)
                                                             -----------          ------------

   NET CASH PROVIDED BY
   FINANCING ACTIVITIES                                            3,000                 7,000
                                                             -----------          ------------

   NET INCREASE IN CASH                                           (2,583)         $      1,417
                                                                                  ============

CASH AT BEGINNING OF PERIOD                                        4,000
                                                             -----------

   CASH AT END OF PERIOD                                      $    1,417
                                                             ===========

Supplemental disclosure of cash flow information:
   Issuance of 4,942,000 shares of common stock in
   exchange for common stock in the parent                                        $      4,942
                                                                                  ============

The accompanying notes are an integral part of these financial statements.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           The Company was incorporated on December 19, 1997 under the laws of the state of Nevada. The business purpose of the Company is to produce surgical instruments.

           The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B     STOCK OFFERING

           The Company completed in February of 1998 a stock offering. The offering consisted of selling 60,000 shares of its common stock at $.10 per share. The net proceeds of this offering will be used for the purpose of producing surgical instruments.

NOTE C     RELATED PARTY TRANSACTIONS - STOCK EXCHANGE

           In December of 1997, the Company was formed by Gregorian Surgical Instruments, Inc. Therefore, McCarthy Grenache, Inc. was its wholly owned subsidiary. On December 26, 1997, the stockholders of Gregorian Surgical Instruments, Inc.. approved an exchange of all of the outstanding stock in Gregorian Surgical Instruments, Inc. for stock in McCarthy Grenache, Inc. on a share for share basis. At the time of the exchange there were 4,942,000 shares of stock outstanding of Gregorian Surgical Instruments, Inc. for which the stockholders received 4,942,000 shares of stock in McCarthy Grenache, Inc. There were no tangible assets of Gregorian Surgical Instruments, Inc. The excess of the par value of the common stock over the assets acquired of the Gregorian Surgical Instruments, Inc. was $4,942. This transaction has been accounted for as a reverse merger.

           Upon completion of the stock exchange, Gregorian Surgical Instruments, Inc. became a wholly owned subsidiary of McCarthy Grenache, Inc. and the board of directors of Gregorian Surgical Instruments, Inc. approved the dissolution and liquidation of Gregorian Surgical Instruments, Inc. in December of 1997.

                    MCCARTHY GRENACHE, INC.

                 (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS

                       December 31, 1997

                        TABLE OF CONTENTS



                                                    Page Number

ACCOUNTANT'S REPORT........................................  1

FINANCIAL STATEMENT:

      Balance Sheet........................................  2

      Statement of Operations and Deficit
      Accumulated During the Development Stage.............  3

      Statement of Changes in Stockholders' Equity.........  4

      Statement of cash Flows..............................  5

      Notes to the Financial Statements....................  6

DAVID E. COFFEY 3651 Lindell Rd. - Suite A Las Vegas. NV 89103
CERTIFIED PUBLIC ACCOUNTANT  (702) 871-3979



To the Board of Directors and Stockholders of McCarthy Grenache, Inc.
Las Vegas, Nevada


     I have audited the accompanying balance sheet of McCarthy Grenache, Inc. (a development stage company) as of December 31, 1997 and the related statements of operations, cash flows and changes in stockholders' equity for the period from December 19, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of McCarthy Grenache, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of McCarthy Grenache, Inc. as of December 31, 1997 and the results of operations, cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted accounting principles.

/s/ DAVID E. COFFEY
David E. Coffey, C.P. A.
November 16, 1998

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1997


ASSETS

Cash                                                              $   4,000
Organizational costs                                                    400
                                                                  ---------
   Total Assets                                                   $   4,400
                                                                  =========


LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                                                  $     400
                                                                  ---------

   Total Liabilities                                                    400



Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.001 par value, issued and outstanding
   4,982,000 shares                                                   4,982
   Additional paid-in capital                                         3,960
   Deficit accumulated during
   the development stage                                             (4,942)
                                                                  ---------
   Total Stockholders' Equity                                         4,000



   Total Liabilities and Stockholders' Equity                     $   4,400
                                                                  =========



The accompanying notes are an integral part of these financial statements.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE PERIOD ENDED FROM December 19, 1997
to December 31, 1997



Sales                                       $         0

Expenses                                              0
                                            -----------

Net income before extraordinary item                  0

Extraordinary item - Liquidation and
  dissolution of wholly owned subsidiary         (4,942)
                                            -----------

Net loss                                         (4,942)

Retained earnings, beginning of period              ---
                                            -----------

Deficit accumulated during
the development stage                       $    (4,942)
                                            ===========


The accompanying notes are an integral part of these financial statements.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM December 19, 1997 (Date of Inception)
To December 31, 1997


                                                      Additional
                          Common                      Paid-in
                          Shares      Amount          Capital           Total
                         -------      ------          -------           -----
Balance,
December 19, 1997            ---     $    --         $      --       $    ---


Issuance of common
stock for cash            40,000          40             3,960          4,000

Issuance of common
stock for stock        4,942,000       4,942                 0          4,942
Less net loss                                                          (4,942)
                        --------     -------         ---------        -------

Balance,
December 31, 1997      4,982,000     $ 4,982         $   3,960        $ 4,000
                        ========     =======         =========        =======



The accompanying notes are an integral part of these financial statements.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
From December 19, 1997
To December 31, 1998


CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net loss                                                      $    (4,942)
Non-cash expenses included in net loss:
     Liquidation of subsidiary                                      4,942
Increase in accounts payable                                          400
                                                              -----------

   NET CASH PROVIDED BY
   OPERATING ACTIVITIES                                               400

CASH FLOWS USED BY INVESTING ACTIVITIES
    Organizational costs                                              400
                                                              -----------


    NET CASH USED BY
    INVESTING ACTIVITIES                                              400

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                                40
   Additional paid-in capital                                       3,960

                                                              -----------


   NET CASH PROVIDED BY
   FINANCING ACTIVITIES                                             4,000

   NET INCREASE IN CASH                                             4,000

CASH AT BEGINNING OF PERIOD                                           ---
                                                              -----------

   CASH AT END OF PERIOD                                      $     4,000
                                                              ===========

Supplemental disclosure of cash flow information:
   Issuance of 4,942,000 shares of common stock in
   exchange for common stock in the parent                    $     4,942
                                                              ===========

The accompanying notes are an integral part of these financial statements.

MCCARTHY GRENACHE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1997

NOTE A     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           The Company was incorporated on December 19, 1997 under the laws of the state of Nevada. The business purpose of the Company is to produce surgical instruments.

           The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B     STOCK OFFERING

           The Company completed in December of 1997 a stock offering. The offering consisted of selling 40,000 shares of its common stock at $.10 per share. The net proceeds of this offering will be used for the purpose of producing surgical instruments.

NOTE C     RELATED PARTY TRANSACTIONS - STOCK EXCHANGE

           In December of 1997, the Company was formed by Gregorian Surgical Instruments, Inc. Therefore, McCarthy Grenache, Inc. was its wholly owned subsidiary. On December 26, 1997, the stockholders of Gregorian Surgical Instruments, Inc.. approved an exchange of all of the outstanding stock in Gregorian Surgical Instruments, Inc. for stock in McCarthy Grenache, Inc. on a share for share basis. At the time of the exchange there were 4,942,000 shares of stock outstanding of Gregorian Surgical Instruments, Inc. for which the stockholders received 4,942,000 shares of stock in McCarthy Grenache, Inc. There were no tangible assets of Gregorian Surgical Instruments, Inc. The excess of the par value of the common stock over the assets acquired of the Gregorian Surgical Instruments, Inc. was $4,942. This transaction has been accounted for as a reverse merger.

           Upon completion of the stock exchange, Gregorian Surgical Instruments, Inc. became a wholly owned subsidiary of McCarthy Grenache, Inc. and the board of directors of Gregorian Surgical Instruments, Inc. approved the dissolution and liquidation of Gregorian Surgical Instruments, Inc. in December of 1997.

                             PART III

ITEMS 1 AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit
Number    Description
-------   -----------------------------------------------------
2.0       Exchange Agreement
3.0       Articles of Incorporation
3.1       By-Laws
23.0      Consent of Accountant
27.0      Financial Data Schedule


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            McCarthy Grenache, Inc.
                            (Registrant)

Date:   November 11, 1999   By: /s/ SEAN MCCARTHY
                            --------------------------------
                            Sean McCarthy
                            President, CEO and duly
                            authorized officer